UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008
Commission File Number: 001-33611

Voltaire Ltd.
(Translation of registrant’s name into English)

9 Hamenofim Street, Building A
Herzeliya 46725, Israel
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐.

EXPLANATORY NOTE

        Voltaire Ltd. (NASDAQ: VOLT) (the “Company”) today announced the results of its Special Meeting of Shareholders held on February 7, 2008, at the offices of White & Case LLP, at 1155 Avenue of the Americas, New York, New York.

At the Special Meeting of Shareholders, the shareholders adopted the following resolutions:

(1)  to elect Ms. Yaffa Krindel and Mr. Rafi Maor as outside directors of the Company, each to hold office for a three-year term, subject to, and in accordance with, the provisions of the Israeli Companies Law, 1999;

(2) to approve the continued service of Mr. Miron (Ronnie) Kenneth, the Company's Chief Executive Officer, as Chairman of the Board of Directors of the Company; and

(3)  to approve the payment to Mr. Miron (Ronnie) Kenneth, the Company's Chief Executive Officer and Chairman of the Board of Directors, of an additional cash bonus amount for the year 2007, the setting of his 2008 maximum bonus amount and the increase of his annual base salary.

Shareholders of record as of the close business on January 8, 2008 were entitled to vote at the meeting. A total of 15,127,994 shares, representing approximately 73% of the Company’s total outstanding shares were represented at the meeting.

Ms. Yaffa Krindel, who was elected to serve as an outside director, currently serves as a general partner in Tamarix Ventures, a private venture capital fund headquartered in Herzeliya. From 1997 until 2007, Ms. Krindel served as managing partner in Herzeliya and later as a partner of STAR Ventures, a venture capital fund headquartered in Munich, Germany.

Rafi Maor, who also was elected to serve as an outside director, currently serves as President and Chief Executive Officer of ECI Telecom Ltd., a global telecommunications company that was publicly traded on NASDAQ until September 2007, when it was acquired by the New York-based Swarth Group and the London-based Ashmore Fund. Mr. Maor Joined ECI in September 2004 as Chief Operating Officer, and was appointed President and Chief Executive Officer in January 2006. Prior to joining ECI, Mr. Maor spent nine years at Indigo N.V. where he served as the company’s President and Chief Operating Officer.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VOLTAIRE LTD.

By:	/s/ Alon Hilu
Name: Alon Hilu Title: General Counsel

Date: February 19, 2008